August 13, 2014

Via FedEx and Edgar

Mr. Larry Spirgel

Ms. Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 10, 2014

Form 8-K filed February 20, 2014

Response dated May 19, 2014

File No. 001-13718

Dear Mr. Spirgel and Ms. Davis,

As a follow-up to our telephonic call on July 23, 2014, the Company continues to believe that it’s accounting for the contingent payments in excess of the original amounts recorded as financing activities in the consolidated statement of cash flows is correct. As we agreed on the call there is no specific guidance on point relating to this treatment. Further we agreed that payments of contingent consideration of the original amounts recorded are deemed to be seller financed debt, as such these payments should be recorded as a financing activity.

In accordance with ASC 805 contingent consideration represents an obligation of the acquirer to transfer additional assets to selling shareholders if future events occur or conditions are met. This liability should be recognized and measured at Fair Market Value at the acquisition date with any subsequent changes flowing through the income statement. The guidance doesn’t discuss nor does the guidance indicate that the nature of the obligation changes based on relative changes in the amount of the obligation and the ultimate settlement thereof.

In accordance with ASC 230 cash flows for financing activities are: payments of dividends or other distributions to owners, including outlays to reacquire the enterprises equity instruments, the repayment of amounts borrowed for seller financed debt among other things. ASC 230 further states in relation to seller financed debt that the initial payments are investing activities and any subsequent payments are financing activities. The guidance also states that all principal payments on seller financed mortgages on productive assets shall be financing activities. The guidance further states that cash receipts and payments may have aspects of more than one class of cash flows. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.

Based on the above guidance the Company believes that since the guidance in ASC 805 does not distinguish between the nature of payments of the contingent payment obligations to be paid as to whether they are the amount originally recorded or amounts subsequently adjusted. Just that total amounts due are contingent payment obligations. The Company further believes that since the guidance in ASC 230 supports the classification of contingent payment obligations as a type of seller financing and seller financing is deemed a financing activity. As stated above ASC 230 supports the notion that payments may have aspects of more than one class of cash flows, thus the Company believes that the predominant source of cash flows in relation to total contingent payments are financing activities.

The Company did a data base search of how various companies treat these payments and found several examples of companies treating the total payments of contingent consideration as financing activities. The Company also found other companies that appear to follow this treatment but based on the limited information available we cannot conclude definitely that the increases in fair market value are in fact included in financing activities.

The Company also believes that treating all payments of contingent consideration as financing activities is consistent with how the users of these financial statements view them. The Company is consistently asked about selling financing i.e., contingent consideration and having all the payments in one place will continue to help the users of our financial statements understand the total cash outflows related to our acquisitions.

The Staff also asked the Company to comment on the cash flow treatment of original and contingent purchase price payments deemed to be compensation. While the Company believes these payments to be immaterial, for the same reasons stated above the Company believes that these payments should be treated as financing activities. Again ASC830 does not distinguish between the accounting treatment of these types of purchase price payments as something other than original purchase price or contingent purchase price. For this reason the Company believes the payments of these amounts following the guidance under ASC 230 again supports the notion that payments may have aspects of more than one class of cash flows. Thus the Company believes that the predominant source of cash flows in relation to total contingent payments is financing activities.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft Chief Financial Officer

cc:	Jonathan Groff, Staff Attorney Kathryn Jacobson, Staff Accountant Dean Suehiro, Staff Accountant Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP